Salient Partners, L.P.
4265 San Felipe, 8th Floor
Houston, Texas 77027
Telephone: (713) 993-4675

January 31, 2010

Salient Absolute Return Master Fund
4265 San Felipe, 8th Floor
Houston, Texas 77027

Ladies and Gentlemen:

With respect to our purchase from you, at the purchase price of $100,000 for 100 shares of beneficial interest, net asset value of $1,000 per share (“Initial Shares”) in Salient Absolute Return Master Fund, we hereby advise you that we are purchasing such Initial Shares for investment purposes without any present intention of seeking to liquidate such Initial Shares.

Very truly yours,

Salient Partners, L.P.

by Salient Capital Management, LLC, its General Partner

By:           ________________________________
Name: Jeremy Radcliffe
Title: Secretary